Att
8-17-04

CM
8/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04013052

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 10 2004 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 43843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Trust Portfolios L.P. and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Warrenville Road, Suite 300
(No. and Street)

Lisle	IL	60532
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Scott Jardine 630.241.8798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

180 NOrth Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8-8-19

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark R. Bradley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Trust Portfolios L.P. and Subsidiary, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
KATIE D. COLLINS
NOTARY PUBLIC. STATE OF ILLINOIS
MY COMMISSION EXPIRES 05/01/04

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Trust Portfolios L.P. and Subsidiary

(SEC I.D. No. 8-43843)

Consolidated Statement of Financial Condition as of December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
First Trust Portfolios L.P. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of First Trust Portfolios L.P. and Subsidiary, (the "Partnership"), as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of First Trust Portfolios L.P. and Subsidiary at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2004

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 2,629,739
CASH SEGREGATED FOR REGULATORY PURPOSES	400,000
DEPOSITS WITH CLEARING ORGANIZATIONS	2,258,778
RECEIVABLES:	
Brokers, dealers and clearing organizations	1,651,355
Customers	7,430,885
Interest	84,089
Affiliates	4,638,787
Other	881,807
Total receivables	14,686,923
SECURITIES OWNED, PLEDGED AS COLLATERAL	12,659,212
OFFICE FURNISHINGS AND EQUIPMENT—At cost, less accumulated depreciation of $2,349,945	1,322,904
LEASEHOLD IMPROVEMENTS—At cost, less accumulated amortization of $1,068,906	412,363
GOODWILL	1,460,137
INTANGIBLE ASSET—License Agreement, less accumulated amortization of $100,000	400,000
OTHER ASSETS	454,164
TOTAL ASSETS	$ 36,684,220

LIABILITIES AND PARTNERS' CAPITAL

SHORT-TERM BANK BORROWINGS	$ 1,695,527
SECURITIES SOLD, NOT YET PURCHASED	854,720
PAYABLES:	
Brokers, dealers and clearing organizations	8,436,093
Customers	302,184
Affiliates	375,231
Total payables	9,113,508
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	4,117,081
MINORITY INTEREST IN SUBSIDIARY	363,350
PARTNERS' CAPITAL	20,540,034
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 36,684,220

See notes to consolidated statement of financial condition.

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2003

1. DESCRIPTION OF BUSINESS

Organization—First Trust Portfolios L.P. and Subsidiary (the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading and distribution of unit investment trusts and other securities. The Partnership acts as the sponsor for various series, including the FT Series, The First Trust Combined Series, The First Trust Special Situations Trust, The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, and The First Trust GNMA (collectively, the "Trusts"). The general partner of the Partnership is The Charger Corporation (1%), an Illinois corporation controlled by the Robert D. Van Kampen family. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

The Partnership has a majority and controlling interest in BondWave L.L.C. ("BondWave"), a Delaware limited liability company and a registered securities broker-dealer specializing in owning and developing an electronic system designed to aggregate retail demand in the fixed income securities marketplace in the United States of America and in foreign countries, and in providing licenses to third parties for the use of such system.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated statement of financial condition includes the accounts of BondWave. All significant intercompany balances have been eliminated.

Cash and Cash Equivalents—Cash and cash equivalents primarily consist of demand deposits.

Cash Segregated for Regulatory Purposes—Cash of $400,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Securities Sold, Not Yet Purchased—Securities owned and securities sold, not yet purchased, other than units of unit investment trusts, are carried at publicly quoted values, amounts that approximate quoted values or amounts that approximate quoted values for securities of comparable quality, maturity and interest rate. Units of unit investment trusts are carried at redemption value. Proprietary securities transactions are recorded on a trade-date basis. Receivables and payables relating to trades pending settlement are reflected as a net balance in the consolidated statement of financial condition.

Office Furnishings and Equipment and Leasehold Improvements—Depreciation is computed using an accelerated method over the estimated useful lives of such assets. Office furnishings and equipment are carried at cost, net of accumulated depreciation, and are being depreciated over a five-year period. Software primarily includes internally developed software which is amortized on a straight-line basis over three years. Leasehold improvements are carried at cost and amortized over the term of the applicable lease agreement.

Goodwill—Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired. Goodwill is not amortized but is tested at least annually for impairment. During the year ended December 31, 2003, no impairment adjustment was deemed necessary.

Intangible Asset—Intangible asset comprises a licensing agreement that provides BondWave with the right to obtain pricing data for various financial instruments. The licensing agreement is being amortized over the five-year term of the agreement on a straight-line basis.

Income Taxes—The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is includable in the federal income tax returns of the partners.

The Illinois Replacement Tax is to be paid by the highest tiered partnership in a tiered partnership structure. This partnership is not subject to Illinois Replacement Tax as all the income/(loss) generated in the state flows through to its partners who are partnerships in their own right.

Management's Use of Estimates—The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ materially from those estimates.

Adoption of Accounting Pronouncement—In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. Effective January 1, 2003, the Partnership adopted FIN 45 which did not have an impact on the Partnership's consolidated statement of financial condition at December 31, 2003.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased by the Partnership at December 31, 2003 consisted of:

	Securities Owned	Securities Sold, Not Yet Purchased
Unit investment trusts	$ 6,946,478	$ 854,720
First Trust closed-end funds	458,350	-
State and municipal obligations	5,253,434	-
Corporate bonds	950	-
Total	$ 12,659,212	$ 854,720

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices which may differ from the market values reflected in the consolidated statement of financial condition.

Securities owned, pledged to creditors represents proprietary positions that have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others, subject to certain limitations.

Securities owned, consisting of First Trust closed-end funds with fair value of $458,350 are restricted from being sold for a period of three years. The restricted securities represent 10,000 units in the First Trust Value Line Dividend Fund, 10,000 units in the First Trust Value Line 100 Fund, and 7,500 units in the First Trust/Four Corners Senior Floating Rate Income Fund. The closed-end funds were purchased in a private placement transaction in 2003.

4. SHORT-TERM BANK BORROWINGS

Short-term bank borrowings are collateralized principally by securities owned by the Partnership on a settlement-date basis. Securities pledged at December 31, 2003 totaled $11,805,669. The short-term bank borrowings also bear interest at variable rates based on the Federal Funds rate plus 62.5 basis points (1.565% at December 31, 2003). These borrowings are payable upon demand.

5. LETTERS OF CREDIT

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements aggregating approximately $62.8 million at December 31, 2003.

6. FINANCIAL INSTRUMENTS

All of the financial instruments of the Partnership are carried at amounts that approximate fair value.

7. COMMITMENTS AND CONTINGENCIES

Annual lease commitments, primarily for office facilities and equipment, are subject to adjustments for cost including operating expenses and taxes, under noncancelable operating leases are as follows:

Year Ending December 31	Amount
2004	$ 1,239,273
2005	1,187,305
2006	1,159,124
2007	886,768
Total	$ 4,472,470

The Partnership, as of February 26, 2004, intends to provide capital, when necessary, to BondWave, for at least the next twelve months to meet the obligations that BondWave incurs and to meet any applicable regulatory requirements.

In the normal course of business, the Partnership enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2003, and were subsequently settled had no material effect on the consolidated financial statements as of that date.

Legal Matter—First Trust was notified in October 2003 by the National Association of Securities Dealers ("NASD") that the NASD had made a preliminary determination to recommend that disciplinary action be brought against the firm for allegedly failing to insure that the aggregate price paid to a particular customer for the sale of certain municipal securities was fair and reasonable as required by Rule G-30(a) and Rule G-17 of the Municipal Securities Rulemaking Board. As of February 26, 2004, a settlement has not been reached between the Partnership and the NASD. As of

December 31, 2003, the Partnership has accrued $120,000 pertaining to this matter, which is included in accounts payable on the consolidated statement of financial condition.

8. DISTRIBUTIONS

A capital withdrawal is anticipated to be made to Grace within the first six months of 2004.

9. RELATED-PARTY TRANSACTIONS

Operations of the Partnership are conducted in facilities and by personnel shared with an affiliate. The Partnership has an informal sublease arrangement with this affiliate for its office space.

The Partnership is reimbursed by the Trusts for certain organization and offering costs paid by the Partnership on behalf of such Trusts.

The Partnership receives a deferred sales charge from the sale of units of certain unit investment trusts. These deferred amounts are recognized as revenue and are offset in part by losses in the amount of the dealer concessions that are recognized at the time of sale to the dealer when the units are issued. The deferred amounts are received by the Partnership generally over a 12-month period.

Certain employees of the Partnership own limited partnership interests in Grace.

The Partnership has an arrangement with its affiliate in Canada to provide services in connection with the affiliate's mutual fund product line. The arrangement calls for the payment of fees to the Partnership based on a percentage of the aggregate subscription price of all units purchased, and a percentage of the net asset value and an amount equal to the trailing commission.

Amounts receivable and payable from affiliates primarily represent costs incurred, or paid on behalf of affiliated entities for certain administrative, human resource and information technology services.

Receivables from affiliates related through common ownership are with First Trust Global Enterprises, First Defined Portfolio Management and Grace.

Payables to affiliates related through common ownership are with First Trust Advisors and The Charger Corporation.

10. EMPLOYEE BENEFIT PLAN

The Partnership has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, available to all eligible employees. Participants may contribute up to 20% of their annual salary to the plan to a maximum of $12,000 in the year ended 2003. Partnership contributions are at the discretion of management.

11. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $250,000.

At December 31, 2003, the Partnership had net capital of $8,833,163, which was $8,066,040 in excess of its required net capital of $767,123. The Partnership's ratio of aggregate indebtedness to net capital was 1.3 to 1.0.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

* * * * * *

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 26, 2004

First Trust Portfolios L.P.
1001 Warrenville Road
Lisle, Illinois 60532

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of First Trust Portfolios L.P. (the "Partnership") for the year ended December 31, 2003 (on which we issued our report dated February 26, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Partnership (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Partners, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP